BATCHER & ZARCONE, LLP

ATTORNEYS AT LAW

4190 Bonita Road, Suite 205
Bonita, California 91902

Phone 619.475.7882
Fax 619.789.6262

December 22, 2004

U.S. Securities and Exchange Commission
450 Fifth Avenue, NW
Washington, DC 20549

Re: Consent To Use Opinion – Boss Minerals, Inc.

Dear Sir or Madam:

      I hereby consent to the reference to my name in the Registration Statement under the caption "Legal Matters" and to the use of my legal opinion dated December 22, 2004 as an exhibit to the Registration Statement. In giving this consent, I do hereby admit that I come within the category of a person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the general rules and regulations thereunder.

Sincerely,
BATCHER & ZARCONE, LLP



Karen A. Batcher, Esq.

Cc: Client